EXHIBIT 99.1

POET Technologies’ DenseLight Subsidiary Announces New Family of External Cavity Narrow Linewidth Lasers

New “Constellation Series” provides enhanced performance, lower Relative Intensity Noise (RIN) and industry leading external cavity wavelength tuning capability

SAN JOSE, Calif., Sept. 07, 2017 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET”) (OTCQX:POETF) (TSX Venture:PTK), a designer, developer and manufacturer of optoelectronic devices, including light sources, passive wave guides and Photonic Integrated Circuits (PIC) for the data communication and telecom markets, today announced that its wholly-owned subsidiary, DenseLight Semiconductors, an innovator of high performance lasing solutions for optical sensing applications, has introduced a new family of its specialized external cavity narrow linewidth (NLW) laser products with enhanced capabilities. These new NLW lasers are assembled in integrated laser modules (ILM) and provide feature rich extensions to the existing BF series ILMs. The new family will feature laser sources with lower Relative Intensity Noise (RIN) relative to current offerings and at the low-end include a standard CW capable light source (BF9C). A higher-end module will add power tuning capability, lower RIN and improved temperature range (BF15); the flagship product will offer highly integrated BF18 with even lower RIN and “super wide” tunability.

Rajan Rajgopal, President and General Manager of DenseLight Semiconductors, stated, “Our new designs are highly scalable, and the inherent hybrid design feature is a new element to the BF18, which offers tunability ranges not yet seen or realized by conventional NLW-ECL lasers today. DenseLight’s new NLW capabilities and products will be the cornerstone of our ability to deliver compelling solutions that are well suited for real-life sensing environments.”

The performance features of this new family of Integrated Laser Modules are outlined below.

Product Model	RIN (dB/Hz)	Wavelength Tunability (picometer)	Tunable Optical Power	Operating Case Temperature (deg C)	Modulation Capability
BF9C	150	n/a	Yes	0 to 60	No
BF15	155	80	Yes	0 to 70	Yes
BF18	160	> 300	Yes	0 to 60	Yes

The new family provides superior value with the key features of lower RIN (< - 150 dB/Hz), narrow linewidth (<6 Khz), and now “super wide” wavelength tunability > 300 picometer (pm) in its flagship BF18 ILM.

DenseLight’s BF18 product compares favorability to alternative fiber laser sources, offering improved RIN performance, an excellent side mode suppression ratio (SMSR), and a wide tuning range, which is believed to exceed any conventional external cavity based laser available today. The Company believes this new laser will be the foundation for addressing the rapidly growing need for tunability and noise performance in the future.

These new product introductions primarily target a wide range of communication and sensing applications, including coherent communication, laser interferometry, LIDAR wind detection, long distance fiber, fiber array sensing and acoustic sensing.

DenseLight Semiconductors is exhibiting its suite of standard components for Data Communications and Sensing applications, as well as its 100G compatible CWDM and LAN WDM multiplexing solutions, at the China International Optoelectronic Expo (CIOE) (Hall 6, Booth 6001/6002) on September 6-9, 2017.

About POET Technologies Inc.
POET (Planar Opto-Electronic Technology) is a developer of opto-electronics and Photonic fabrication processes and products. Photonics integration is fundamental to increasing functional scaling and lowering the cost of current Photonic solutions. POET believes that its advanced opto-electronics process platform enables substantial improvements in energy efficiency, component cost and size in the production of smart optical components, the engines driving applications ranging from data centers to consumer products to military applications. Silicon Valley-based POET’s patented module-on-a-chip process, which integrates digital, high-speed analog and optical devices on the same chip, is designed to serve as an industry standard for smart optical components. More information may be obtained at www.poet-technologies.com.

Shareholder Contact:
Shelton Group
Brett L. Perry
sheltonir@sheltongroup.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Forward-looking information and statements include the Company’s expectations with respect to the capability, functionality, performance and cost of its technology as of the date of this news release. The Company assumes no obligation to update or revise this forward-looking information and statements except as required by law. Please refer to the Company’s filings with the Canadian and U.S. Securities Commissions for the full safe harbor language.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

120 Eglinton Avenue East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075